SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic Load Factor Reaches 69.6% in August

Growth in demand and load factor in line with the Company’s

conservative capacity growth policy.

São Paulo, September 16, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, recorded year-on-year demand growth of 10.5% on its total route network in August, accompanied by a 2.2 p.p. increase in the load factor to 69.1%.

Demand

GOL’s domestic demand grew by 14.1% over August 2010, due to the expansion of the national route network and the encouragement given to air travel in a month of traditionally low seasonality. In the same period, yield declined by 6.9%. In comparison with the previous month, demand fell by 8.8% due to seasonality (school vacations).

Demand on the Company’s international route network fell by 23.2% year-on-year due to the return of three B767 aircraft that had been chartered out for international flights and the discontinuation of flights to Bogotá, partially offset by the expansion of tourism in the Southern Cone and the Caribbean, fueled by the 9.2% appreciation of the Real against the dollar. In comparison with July, demand fell by 15.8%, due to August’s typically low seasonality.

Operating Data	August 2011(*)(**)	August 2010(*)(**)	% Chg. (YoY)	July 2011(*)(**)	% Chg. (MoM)
Total System
ASK (mm)(1)	4,174.6	3,900.8	7.0%	4,198.5	-0.6%
RPK (mm)(2)	2,883.2	2,609.2	10.5%	3,181.0	-9.4%
Load Factor(3)	69.1%	67.2%	2.2 p.p.	75.8%	-6.7 p.p.
Domestic Market
ASK (mm) (1)	3,827.3	3,448.6	11.0%	3,857.6	-0.8%
RPK (mm) (2)	2,665.5	2,336.4	14.1%	2,922.5	-8.8%
Load Factor(3)	69.6%	67.7%	1.9 p.p.	75.8%	-6.1 p.p.
International Market
ASK (mm) (1)	347.3	452.2	-23.2%	340.9	1.9%
RPK (mm) (2)	217.8	272.8	-20.2%	258.5	-15.8%
Load Factor(3)	62.7%	60.3%	2.4 p.p.	75.8%	-13.1 p.p.

( * ) August 2011 – preliminary figures; August 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; July 2011 - ANAC figures.

(**) Considering the new calculation methodology introduced by ANAC’s 2010 DCA Manual.

Supply

Total supply increased by 7.0% year-on-year, chiefly due to: (i) the addition of three new aircraft fitted with the new aircraft interior model of Boeing Sky Interior (as disclosed in a press release on May 31), which will operate on the Rio-São Paulo shuttle; (ii) the new Fortaleza/Rio Branco route linking cities in the North and Northeast and enabling rapid connections with the Company’s other destinations in the South, Southeast and Midwest; (iii) a new flight between Porto Alegre and Santiago. In comparison with July, supply fell by 0.6% due to August’s low seasonality, partially offset by the increased frequency to Chile, Punta Cana and Aruba, and the difference of one more week of operations.

Load Factor and Yield

GOL’s total load factor came to 69.1%, 2.2 p.p. up year-on-year and 6.7 p.p. down on the previous month). The Company’s strategy of maximizing the load factor was once again underlined by the fact that demand increased by 10.5% year-on-year in August, while supply climbed by only 7.0%.

Net yield remained at between 18.0 and 18.4 cents (R$) in August, around 6.9% less than in the same period last year. This yield value is mainly due to anticipated purchases made during the previous period when lower fares remained (forward booking effect). In addition, there was a reduction in charter flights revenues (domestic and international) due to the suspension of operations with B767 aircraft. The passenger revenue per available seat-kilometer (PRASK) fell by around 3.6% due to the 2.2 p.p. increase in the load factor.

GOL has been gradually increasing its fares, with more agility in the way of managing its seats, considering forward bookings, and at the same time, keeping a close eye on the market response.

The results of these initiatives will become apparent in the last quarter.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.